UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mela Artisans, Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 8, 2010

Is there a co-issuer? __X____ yes ______no. If yes,

Name of co-issuer
Mela Artisans SPV, LLC

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of Organization: January 23, 2024

Website of co-issuer: N/A

Physical address of issuer
140 NW 16th St, Boca Raton, FL 33432

Website of issuer
https://melaartisans.com/

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised, a $14,000 one-time activation fee, and a $17,000 monthly fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
SAFE

Target number of Securities to be offered
4855

Price (or method for determining price)
$1.00

Target offering amount
$5,000.65

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$1,234,999.87

Deadline to reach the target offering amount
February 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 3, 2024

Mela Artisans Inc.

SPV Interests Representing
Up to $1,199,029 via SAFE
plus an aggregate $35,970.87 in Transaction Fees*

Mela Artisans Inc, ("Mela", the "Company," "we," "us", "Issuer" or "our"), is offering up to $1,199,029 via a SAFE (the "Securities"), combined with an investor fee of 3% per investment transaction up to $300/transaction ("Investor Fee"), totaling up to $35,070.87. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $5,000.65 (the "Target Amount"), which includes an investor fee of 3%. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by February 1, 2025 (the "Target Date"). The investment will be made through Mela Artisans SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 1, 2025 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 1, 2025. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay the Investor Fee to the Company to help offset transaction costs equal to three percent (3%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). The Investor Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $103 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to
differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Perks

Certain investors in this Offering are eligible to receive bonuses, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional SAFEs for their purchase. Investors that invest any amount in the first 60 days[1] from commencement of this offering will receive the following Bonus amounts:

• First 30 days - 20% bonus
• First 45 days - 15% bonus
• First 60 days - 10% bonus

[1] "First 30 days" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("CST") (04:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date. The "First 45 days" begins at the conclusion of the First 30 days, and ends at 11:59 pm Eastern Daylight Time (CST")(04:59 am Coordinated Universal Time ("UTC") on the 45th day following the Launch Date. The "First 60 days" begins at the conclusion of the First 4530 days, and ends at 11:59 pm

Eastern Daylight Time (CST")(04:59 am Coordinated Universal Time ("UTC") on the 60th day following the Launch Date.

Investors in this Offering can also earn additional perks if they invest above a certain dollar amount.

- $1,000+ - $25 Gift Certificate for Mela Artisans' products
- $5,000+ - $100 gift certificate + early access to 2024 collection
- $10,000+ - $200 gift certificate + personalized photo frame
- $50,000+ - $1000 gift certificate + personalized photo frame
- $250,000+ - All expense paid 7-day visit to India including Business Class airfare, luxury hotels and a visit to artisan clusters in Delhi, Jaipur and Jodhpur (cities may change as needed). Mela Artisans would be responsible for booking airfare on airline of its choice and will also book all hotels and arrange for ground transportation in India. Does not include meals. Total package not to exceed $10,000.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

Mela Artisans is a mission-driven brand and artisanal sourcing platform. We design and source lifestyle products that are crafted by artisans in India, Vietnam, and Indonesia using heritage techniques. Over the past 13 years, Mela has built an industry-leading supply chain made up of an extensive network of artisans. We focus on female empowerment and sustainable community impact. Mela has become a sought-after brand to fast-growing US retailers while expanding to Amazon and other e-commerce platforms.

Strategy and Product

Mela's strategy is to combine heritage techniques with beautiful and contemporary designs that are attractive to the US market. By sourcing from artisan clusters, Mela Artisans can make an impact and provide sustainable income to their communities.

Mela Artisans creates products for the home market mainly in the Lighting, Kitchen, and Home Decor categories. Having designed and produced more than 6,000 SKUs in different categories, Mela Artisans can produce a wide variety of home products with different techniques, materials, and finishes with the help of highly skilled artisans.

Mela is unique since we are one of the very few brands that are entirely handmade and focused on products from India, Vietnam, and Indonesia.

Sales Channels

Mela Artisans is currently engaged with a mix of wholesale sales to Brick-and-Mortar channels, as well as some ecommerce marketplaces.

For Brick-and-Mortar channels, Mela Artisans is currently selling to leading Value Retail accounts, such as Home Goods, TJ Maxx, Ross, Burlington etc The strategy behind this particular channel is to offer unique and well designed products at a value to their customers. It is also important to keep growing the number of categories in which the company conducts business, while also increasing the number of retailers where product is available. As this channel requires novelty and uniqueness and turns its stores very fast, products have a short life-span. Mela Artisans leverages its design expertise and large database of styles to continue being relevant in this channel.

The second part of the Brick-and-Mortar strategy is targeted towards department stores and boutiques, where Mela products can stand out because of their unique designs and value. Currently, the company sells to a variety of boutiques and is working on expanding its footprint to large department stores. It reaches hundreds of boutiques nationwide through a platform called Faire.com where it is a top seller.

On the ecommerce side, the company is active in several marketplaces, including Amazon, Walmart.com, Target.com, and also via its own website. Growth on these channels is primarily driven by marketing spend, organic positioning of existing products, and new product launches. New products are added periodically to increase catalogue size and to expand the categories in which the company sells. Mela Artisans is also actively looking for new online channels where it can expand.

Competitors and Industry

Competitors

For the wholesale channel, the main competition would be the large retail chains own buying office or the agents in India that they use as middlemen. In addition, other designer brands such as Michael Aram, Juliska or John Robshaw who sell wholesale to boutiques would be considered competition. Mela's unique designs, access to artisans and ability to move nimbly differentiates us from our wholesale competition.

On the e-commerce direct to consumer side of the competition, stores that sell online such as West Elm, Pottery Barn, Anthropology and many of the brands mentioned above would be considered competition. On major platforms like Amazon and Target, there are hundreds of sellers from around the globe that Mela would compete against. Once again the handmade nature of our product and our unique designs differentiate us.

Industry

The global Home Décor market was valued at $727 Billion USD in 2022, with an expected CAGR of 6.8%.[1] Home Décor products include furniture, textiles, and other décor items. The industry is primarily growing on ecommerce channels and tends to be a very fragmented industry with lots of small players.

The United States Home Decor Market is expected to value around US$ 180.39 Billion by 2030, according to Renub Research.[2] Home decor is used as an expression of personal style and has become a cultural phenomenon oriented at self-expression. There is a tendency for Americans to personalize their living spaces and look for items to enhance their spaces and lifestyle. The growing homeownership in the US and high disposable income allows for this industry to be expected to grow at a 4.12% CAGR.

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[1]Source: https://www.marketdataforecast.com/market-reports/home-decor-market
[2] https://www.renub.com/united-states-home-decor-market-p.php

In the United States, the Home Décor market is fragmented into various distribution channels, including supermarkets, specialty stores, ecommerce, boutiques, among others.

The biggest players in the US market include Inter IKEA Systems B.V., TJX Group, Herman Miller Inc., Mohawk Industries Inc., Williams-Sonoma, Inc., Kimball International, Inc, HNI Corporation are present in the United States home décor market.

THE TEAM

Officers and Directors:

Name: Navroze Mehta

Navroze Mehta's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- Position: Founder and CEO
- Dates of Service: February 2013 - Present
- Responsibilities: Navroze is Mela's founder and CEO.

Navroze Mehta is Founder & CEO of Mela Artisans Inc. (www.melaartisans.com). He co-founded Mela with his daughter Sonali Mehta Rao. Mela Artisans blends traditional handcrafting techniques with contemporary design in home and fashion to promote social uplift in artisan communities.

Navroze is also Executive Chairman of New Day Diagnostics LLC. New Day Diagnostics focuses on early detection of colorectal cancer using liquid biopsy. Two additional areas of focus are point of care diagnostic markers for Ovarian and Prostate cancer.

Navroze also founded Impact Innovations LLC. Impact Innovations is dedicated to promoting technologies that can solve major global medical unmet needs. Its goal is to make widely applicable devices and health care services sustainable, affordable and accessible to all.

Navroze received an MBA from Syracuse University and a Bachelor of Commerce degree from Sydenham College at the University of Bombay, India. Navroze has been a member of Young Presidents Organization (YPO) for 25 years, is past chair of the Americas Gateway Chapter, and served as Regional Chair of the Economic Development Network. He is also a past member of the Ashoka Support Network (www.ashoka.org), a leader in the field of social entrepreneurship and has invested in several social impact enterprises.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

A "going concern" note is included in the financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has limited working capital and liquid assets relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued. During the first quarter of 2024, the Company is in the process of a crowd funding raise of $1.2m and plans to also do an equity raise of up to $5m. The Company has also been successful in securing new major retailers as customers which will start ordering during 2024.

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering securities in the amount of up to $1,234,999.87 (incl. transaction fees) in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

The amount raised in this offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the Company.

You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

As we have already reached our target amount, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition.

We compete with larger, established companies who may have more resources to succeed. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing or sourcing and marketing competing equivalent products earlier than us, or superior products than those sold by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's future success is dependent on the continued service of a small executive management team.

The Company depends on the skill and experience of Navroze Mehta. The Company's success is dependent on his ability to manage all aspects of the business effectively. Because the Company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's securities. Should the SAFE convert to an equity stake, investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The Company has no plans to list any of its shares on any OTC or similar exchange.

A SAFE is very different from traditional common stock or preferred stock and it is important to understand these differences in order to make an informed investment decision that is right for you.

A SAFE is an agreement between you, the investor, and the company in which the company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe."

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering.

SAFEs do not represent current equity stakes in the Company so do not have voting rights.

Investors in this offering will not be able to vote with their SAFE note as they do not represent ownership in the

Company.

SAFEs are not common or preferred stock and you are not getting an equity stake in return for your investment.

SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may only convert to equity if - and only if - a triggering event occurs.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

The Company may not raise enough money to reach the equity financing threshold.

The Company may not be able to raise this amount of capital, or it may make enough money where it does not need further capital. In either case, if the Company does not meet the threshold in a subsequent equity financing event, your investment may not convert into an equity stake in the Company.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Security Holders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

If the SAFE converts to an equity stake and you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Preferred Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period, and therefore securities in this offering cannot be traded on a public exchange during this time. This will still apply to the Regulation Crowdfunding securities that are converted into publicly traded shares should such an event take place.

Damage to our reputation could negatively impact our business, financial condition, and results of operations

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The inability of any supplier, third-party distributor, or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Rising labor and material costs pose a risk to our margins

We rely on skilled labor to create our products, which may adversely impact our margins as our business grows or ultimately inhibit business growth altogether. Changes in in the costs of materials may also negatively impact our margins.

SAFEs

The SAFEs being sold in this offering will convert into shares of the Company's Non-Voting Common Stock if the Company is able to complete a future offering of equity securities with gross proceeds of at least $2,500,000 (a "Qualified Financing" new securities issued and sold at the close of the Company's next equity financing with one or more new institutional, venture capital or private investors, and upon the same terms proposed in such next equity financing to all other investors, in one transaction or a series of related transactions). The SAFE terms include a Discount of 15% and a Valuation Cap of $10,000,000, and are attached as an Exhibit to this Offering Memorandum.

The SAFEs also include terms under a Liquidity Event, in which, if SAFEs have not converted and before any Qualified Financing, the investor can choose to receive a cash payment equal to the subscription amount (or initial investment) or to receive the number of Common non-voting stock equal to the subscription amount divided by the liquidity price.

Investors in this offering will be buying interests in Mela Artisans SPV LLC, a special purpose vehicle created to support the offering. The SPV will hold the SAFEs in Mela Artisans Inc. Once the SAFE converts, the SPV will hold shares at Mela Artisans Inc.

Investors should review the terms of the SAFE as well as the SEC Investor Bulletin "Be Cautious of SAFEs in Crowdfunding" available at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding principal security holders as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	% of Voting Power fully diluted
Lesing Nominees Limited	2,678,572	Series B-2 Preferred	10.31%
Navroze Mehta	1,523,078	Series B-1 Preferred	5.86%
Navroze Mehta	900,000	Common Stock	3.46%

The Company's Securities

The Company has authorized the following securities:
- Common Stock: 23,179,714 shares, 5,000,000 of which shall be non-voting common stock
- Preferred Stock: 9,623,783 shares, divided as follows:
  - Series A-1 Preferred Stock: 400,000 shares
  - Series A-2 Preferred Stock: 239,200 shares
  - Series A-3 Preferred Stock: 538,501 shares
  - Series B Preferred Stock: 1,476,374 shares
  - Series B-1 Preferred Stock: 2,969,708 shares
  - Series B-2 Preferred Stock: 4,000,000 shares

Common Stock

The amount of securities authorized is 23,179,714, 5,000,000 of which shall be non-voting common stock.

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Non-voting common stock do not have any voting rights.

Preferred Stock

During 2010, the Company issued 400,000 shares of Series A-1 convertible preferred stock at a price of $0.625 per share.

During 2011, the Company issued 216,000 shares of Series A-2 convertible preferred stock at a price of $1.25 per share.

During 2012 and 2013, the Company issued 538,501 shares of Series A-3 convertible preferred stock at a price of $1.50 per share.

Between 2014 and 2018, the Company issued 3,987,799 shares of Series B convertible preferred stock at a price of $1.41 per share.   During 2021 the Company repurchased and retired 2,511,424 shares leaving 1,476,374 shares outstanding.

During 2019 and 2020, the Company issued 2,969,708 shares of Series B-1 convertible preferred stock at a price of $0.65 per share.

During 2020 and 2021, the Company issued 3,969,819 shares of Series B-2 convertible preferred stock at a price of $0.56 per share.

Each share of Series A and B preferred stock are convertible at the option of the holder into shares of common stock as calculated by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. Initially, the conversion rate is 1:1. That is, the Series A-1 conversion price shall initially be equal to $0.625, the Series A-2 conversion price shall initially be equal to $1.25, the Series A-3 conversion price shall initially be equal to $1.50 and the Series B conversion price shall initially be equal to $1.41.

The holders of shares of Series A preferred stock are entitled to distributions before holders of common stock, a per share amount equal to the greater of (i) the applicable original issue price for such Series A preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series A-1 preferred, Series A-2 preferred or Series A-3 preferred, as the case may be, been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

The holders of shares of Series B preferred stock are entitled to distributions before holders of common stock or Series A preferred stock, amount per share equal to the greater of (i) the original issue price for the Series B preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series B preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

Material Rights

Dividend Rights
The holders of the outstanding shares of Preferred Stock shall be entitled to receive, when, as, and if declared by the Corporation's Board of Directors, out of funds legally available therefor, non-cumulative dividends, pari passu with one another, payable in preference and priority to any payment of any dividend on the Common Stock

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the
holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and pursuant to the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years: Type of security sold: Series B-2

Preferred
Final amount sold: $2,223,095.26
Use of proceeds: Inventory, payables, and working capital
Date: 2020-2021
Offering exemption relied upon: Regulation D 506(b)

Type of security sold: Series B-3 Preferred
Final amount sold: $1,532,958.32
Number of Securities Sold: 1,368,712.79
Use of proceeds: Inventory, payables, and working capital
Date: 2021-2022
Offering exemption relied upon: Regulation D 506(b)

Type of security sold: SAFE
Final amount sold: $4,003,107.10
Number of Securities Sold: 8,169,606.33
Use of proceeds: Inventory, payroll, working capital

Date: 2023
Offering exemption relied upon: Regulation D 506(b)

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements: Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2023 was $3,203,108 compared to $4,207,771 for fiscal year 2022, an decrease of $1,004,663. The decrease in sales was primarily driven by three large retailer bankruptcies with three months including Bed Bath & Beyond, Tuesday Morning, and Christmas Tree Shops. Two of theses companies were customers. These bankruptcies flooded the market with liquidation home goods and dramatically impacted Company sales for three months.

Cost of goods sold

Cost of goods sold in fiscal year 2023 was $2,057,029 compared to $2,685,118 for the fiscal year 2022, a decrease of $628,089. The decrease was primarily due to a reduction in sales.

Gross margins

Fiscal year 2023 gross profit decreased by $376,574 over fiscal year 2022 gross profit. Gross margins as a percentage remain at 36% for 2022 and 2023. While the Company saw a reduction sales, it also decreased its operating expenses.

Operating expenses

The Company's operating expenses consist of, among other things, advertising, merchandising, e-commerce, sales and marketing expenses, and general and administrative expenses. Operating expenses in fiscal year 2023 decreased $630,072 from fiscal year 2022. The decrease was primarily due to a reduction in spending on advertising and merchandising and decreased general and administrative operating expenses.

Historical results and cash flows

We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output increases. Past cash was primarily generated through sales. Our goal is to increase sales further with new product development and the expansion into additional large retail customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company has cash on hand in the amount of $2,676.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your Company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company operations. These funds are required to support our working capital requirements related to new product development and the expansion into additional large retail customers.

Are the funds from this campaign necessary to the viability of the Company? (Of the total funds that your Company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is in the process of new product development and inventory purchases, and in the process has a high burn rate. We believe this expansion is essential for the long-term viability of the company.

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?

The minimum offering amount, being only $5,000.65, will be used for fees associated with the offering so it will have no effect on the operations of the Company.

How long will you be able to operate the Company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $300,000 for expenses related to product development, sales and marketing, and general and administrative expenses. The Company will likely need additional funds in the future to grow.

Are there any additional future sources of capital available to your Company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is selling securities to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $8,000,000. As of March 8, 2024, the Company has sold $4,473,817 worth of Reg D SAFEs.

Additionally, in concurrence with this offering of up to $1,235,000 under Regulation Crowdfunding under the Securities Act, the Company is contemplating additional future sources of capital including a preferred stock offering of Series B preferred stock under "Regulation A" of the Securities and Exchange Commission, up to an aggregate purchase amount of $5,000,000, anticipated to start in the second half of 2024.

Indebtedness

Lines of Credit

The Company has an annual $50,000 Line of Credit ("LOC") commitment with a financial institution. Interest accrues on amounts drawn at 52.9% per annum. The LOC requires the Company to maintain certain financial and non-financial covenants, as defined by the agreement. At December 31, 2023 and 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022, the outstanding balance was $67,294, and $67,851, respectively.

The Company has an annual $55,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 39% per annum. The LOC requires the Company to maintain certain nonfinancial covenants, as defined by the Agreement. At December 31, 2023 and 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $49,827 and $49,188, respectively.

The Company has received advancements from the CEO to fund operations from time to time. Advances received under the CEO LOC accrue interest monthly at 10%. At December 31, 2023 and 2022 the outstanding balance was $208,997 and $176,354, respectively. Accrued interest totaled $37,935 and $33,154 as of December 31, 2023 and 2022, respectively.

In 2022, the Company has an annual $70,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 46% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2023 and 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $65,294 and $53,700, respectively.

In 2022, the Company has an annual $305,580 LOC commitment with a financial institution. Interest accrues on amounts drawn at 59% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $0 and $232,313, respectively.

In 2023, the Company has an annual $305,580 LOC commitment with a financial institution. Interest accrues on amounts drawn at 59% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2023 the outstanding balance was $243,630.

Notes Payable

In October 2023, the Company entered into a $220,000 short term loan with a financial institution. Interest accrues at 34% per annum. The loan requires the Company to maintain certain nonfinancial covenants, as defined by the Agreement and are in compliance with these covenants.

In December 2023, the Company entered into a $75,000 short term loan with a financial institution. Interest accrues at 34% per annum. The loan requires the Company to maintain certain nonfinancial covenants, as defined by the Agreement and are in compliance with these covenants.

The Company issued the following notes payable which are outstanding:

Issue Date	Principal Amount	Interest Rate	Due Date	Balance December 31, 2023	Balance December 31, 2022	Related Party
10/6/2021	$ 90,000	15%	12/31/2024	$ 4,266	$ 32,099	X
9/3/2021	$100,000	12%	12/31/2023	$ 0**	$ 92,723	X
11/4/2021	$ 25,000	18%	12/31/2023	$ 0**	$ 25,000	X
11/8/2021	$100,000	18%	12/31/2023	$ 0**	$ 100,000	X
11/8/2021	$ 50,000	18%	12/31/2023	$ 0**	$ 50,000	X
11/8/2021	$ 50,000	18%	12/31/2023	$ 0**	$ 50,000	X

2/10/2022	$100,000	18%	2/10/2023	$	0**	$ 92,332	X
2/10/2022	$ 50,000	18%	2/10/2023	$	0**	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$	0**	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$	0**	$ 46,166	X
7/12/2022	$500,000	12%	12/31/2023	$	0**	$ 500,000	X
12/28/2022	$215,000	12%	2/28/2023	$	0**	$ 215,000	X
8/1/2020	$ 77,203	6%	12/31/2025	$	77,203	$ 77,203	X
8/1/2020	$ 31,203	6%	7/31/2024	$	35,886	$ 31,203	X
11/1/2020	$ 59,000	12%	12/31/2024	$	18,811	$ 32,569	X
8/1/2020	$358,315	6%	7/31/2024	$	0**	$ 358,315	X
8/1/2020	$ 50,000	12%	7/31/2023	$	0**	$ 17,569	X
8/1/2020	$ 39,187	12%	7/31/2023	$	0**	$ 13,295	X
8/1/2020	$ 76,522	6%	7/31/2024	$	0**	$ 76,522	X
8/1/2020	$166,864	6%	7/31/2024	$	166,864	$ 166,864	X
8/1/2020	$434,992	6%	7/31/2024	$	434,992	$ 434,992	X
10/1/2020	$100,000	12%	9/30/2023	$	0**	$ 70,558	X
8/1/2020	$141,063	6%	7/31/2024	$	81,117	$ 141,063	X
9/1/2020	$ 50,000	12%	12/31/2024	$	7,822	$ 14,225	X
8/1/2020	$ 50,000	6%	12/31/2024	$	50,000	$ 50,000	X
10/1/2020	$ 71,383	12%	9/30/2023	$	0**	$ 71,383	X
8/1/2020	$ 97,587	6%	7/31/2024	$	0**	$ 97,587	X
11/1/2020	$167,868	17%	5/31/2024	$	20,859	$ 60,446	X
2/20/2020	$ 75,000	12%	2/20/2023	$	0	$ 4,909	X
7/27/2020	$150,000	12%	12/31/2024	$	10,645	$ 33,521	X
8/1/2020	$ 50,000	12%	7/31/2023	$	0	$ 15,743	X
10/29/2020	$300,000	12%	12/31/2024	$	94,354	$ 112,128	X
10/1/2021	$398,653	10%	9/30/2024	$	398,628	$ 398,628	X
10/1/2021	$103,423	10%	9/30/2024	$	0***	$ 103,423	
11/1/2020	$285,547	10%	10/23/2024	$	277,222	$ 287,822	X
6/19/2020	$500,000	4%	6/19/2050	$	500,000	$ 500,000	
9/26/2013	$ 92,580	13%	9/28/2024	$	56,665	$ 85,126	
5/26/2023	$250,000	12%	12/31/2024	$	250,000	N/A	X
11/30/2023	$100,000	18%	12/31/2024	$	100,000	N/A	X
9/8/2023	$150,000	20%	4/12/2024	$	150,000	N/A	
2/24/2023	$400,000	13%	12/31/2025	$	400,000	N/A	X
3/16/2023	$ 81,000	13%	12/31/2025	$	81,000	N/A	X
4/13/2023	$260,000	13%	12/31/2025	$	260,000	N/A	X
1/31/2023	$ 81,117	6%	12/31/2024	$	81,117	N/A	X

** converted to a convertible note agreement in January 2023.
*** reclassified to accrued expenses in January 2023

Future principal repayments are as follows:

For the Years Ending December 31,

2024	$ 1,589,921
2025	1,429,604
2026	9,909
2027	10,287
2028	10,679
Thereafter	461,065

Accrued interest as of December 31, 2023 and 2022 on notes payable totaled $595,495 and $632,346, respectively, exclusive of shareholder accrued interest.

Related Party Transactions

The Company has received advancements from the CEO to fund operations from time to time. Advances received under the CEO LOC accrue interest monthly at 10%. At December 31,2023 and 2022, the outstanding balance was %208,997 and $176,354, respectively. Accrued interest totaled $37,935 and $33,154 as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022 the Company had accounts payable to its CEO for direct expense reimbursements totaling $214,662 and $266,966, respectively.

During 2023 and 2022 the Company had multiple notes payable with shareholders. See Notes Payable in the table above for specific note terms. In March 2023, the company issued a $100,000 convertible promissory note to the CEO in lieu of payment of accrued salaries.

USE OF PROCEEDS

If we raise the Target Offering Amount of $5,000 we plan to use these proceeds as follows:

- DealMaker Fees – 100%

If we raise the maximum amount of $1,234,999.87, we plan to use these proceeds as follows:

- DealMaker Platform Fees – 10%
- Marketing – 17.5%
- Working Capital – 57.5%
- Inventory – 7.5%
- Product Development – 7.5%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

Currently, no market exists for the SAFEs or for the securities into which they convert.

OTHER INFORMATION

Bad Actor Disclosure

None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $14,000 one-time activation fee, and a $17,000 monthly fee. The Company shall levy a three percent (3%) ancillary fee ("Transaction Fee") payable by Purchasers. Intermediary will receive a commission on the Transaction Fee.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

Once posted, the annual report may be found on the Company's website at https://melaartisans.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at https://melaartisans.com/.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Financials Statements
Exhibit C   Subscription Agreement *
Exhibit D   SAFE *
Exhibit E   Website *

* as filed with Form C on March 18, 2023 and incorporated by reference.

INVESTMENT PROCESS

Special Purpose Vehicle

As an investor in this Offering, you will be purchasing membership interests in Mela Artisans SPV LLC (i.e. the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the

Securities of the company, pursuant to the SPV Subscription Agreement attached as an Exhibit to this Offering Memorandum. The company formed Mela Artisans SPV LLC to serve as a Crowdfunding Vehicle as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), to facilitate the offering of the Company's SAFEs via Regulation CF.

Rule 3a-9 and the SPV's Operating Agreement require the SPV to be spend all money received to acquire SAFEs of the Company and requires the Company to reimburse all expenses of SPV, including (but not limited to) expenses associated with its formation, operation, or winding up of the Company, expenses associated with the payment of professionals to conduct SPV business, and indemnification payments due from the SPV.

Navroze Mehta, the CEO of Mela Artisans, will act as the Manager of the Crowdfunding SPV.

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Investor Fee will be applied towards these limits.

Updates

Information regarding updates to the offering and to subscribe can be found at https://melaartisans.com/

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Navrose Mehta

(Signature)

Navrose Mehta

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Navrose Mehta

_____
(Signature)

Navrose Mehta

_____
(Name)

Director, Chief Executive Officer

_____
(Title)

May 1, 2024

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.